UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 18, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated August 18, 2026 entitled ‘Share Purchase - Long Term Incentive Plans’.

Share Purchase - Long Term Incentive Plans

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

Share Purchase - Long Term Incentive Plans

The Company announces that it will enter into forward transactions to acquire up to 5,5 million shares to cover certain of its obligations arising from its long-term incentive plans. At the current share price, the shares represent an amount of approximately €90 million.

The forward transactions will be executed in accordance with the requirements of the EU Market Abuse Regulation and other applicable requirements. It is intended that the shares will be delivered to the Company’s employee benefit trust.

Further details of the transactions will be provided.

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

The Magnum Ice Cream Company N.V. EURONEXT: MICC/ NYSE: MICC/ LSE: MICC is the world's leading ice cream business. Home to four of the world's five largest ice cream brands: Magnum, Ben & Jerry's, Cornetto and the Heartbrand, our portfolio delights consumers in 80 markets around the world. Headquartered in Amsterdam, The Netherlands, we have a global team of 19,000 employees, a network of 32 factories, 13 R&D centres, and a fleet of three million freezer cabinets. For more information, visit www.corporate.magnumicecream.com. TMICC's legal entity identifier is 25490052LLF3XH6G9847.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: August 18, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer